crexendo
ride the cloud

May 20, 2016

Mrs. Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies and Services
Securities and Exchange Commission
Washington, D.C. 20549

RE: Crexendo, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 11, 2016
File No. 001-32277
Letter dated May 19, 2016

Dear Mrs. Mills-Apenteng:

We submit this letter in response to comments from the Special Counsel of the Securities and Exchange Commission (the "Special Counsel") received by letter dated May 19, 2016 relating to the Preliminary Proxy Statement on Schedule 14A for Crexendo, Inc. (the "Company") for the 2016 Shareholders' meeting filed on May 11, 2016.

In this letter, we have recited the comments from the Special Counsel in bold type and have followed the comments with the Company's responses. We acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
- Staff/Special Counsel comments or changes to disclosure in response to Staff/Special Counsel comments do not foreclose the Commission from taking any action with respect to the filing; and
- the Company may not assert Staff/Special Counsel comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

<u>**Proposal II – Change State of Incorporation, Page 13**</u>

1. **On page 18, you state that your current Delaware governing documents contain certain provisions that are different from the provisions contained in your expected Nevada governing documents. Please revise to summarize significant differences**

between your current Delaware governing documents and your expected Nevada governing documents.

In response to the Staff's/Special Counsel's comment, we have expanded our discussion to summarize significant difference between our current Delaware governing documents and the proposed Nevada governing documents on page 18 of the Preliminary Proxy Statement on Schedule 14A, Amendment No. 1.

The current paragraph was replaced with the following paragraph and table:

At the effective time of the Reincorporation (the "Effective Time"), we will be governed by the Nevada Articles of Incorporation, the Nevada Bylaws ("Governing Documents") as well as the laws of the state of Nevada (which are discussed in more detail below). There are no significant differences between the Delaware bylaws and the proposed Nevada bylaws. Although the Nevada Articles of Incorporation contain many provisions that are similar to the provisions of the Delaware Articles, our Nevada Articles of Incorporation will exclude the Eighth, Ninth and Tenth Articles from our Delaware Articles. The Eight and Ninth Articles relate to indemnification of Officers and Directors. The Nevada Bylaws include indemnification rights in Article V which are also contained in the Delaware Bylaws. The Tenth Article from the Delaware Articles relates to compromise arrangements with creditors or Stockholders, that been omitted from the proposed Nevada Articles of Incorporation. The differences between the Crexendo Delaware Certificate and the Proposed Nevada Articles under which the Company will operate are described in more detail below. This chart is not intended as an exhaustive list of all differences, and is qualified in its entirety by the Delaware Certificate, the Delaware Bylaws and the proposed Nevada Articles of Incorporation and the proposed Nevada Bylaws.

Provisions	Nevada	Delaware
Articles/Certificate regarding election of directors	The Nevada Articles of Incorporation are silent on the manner in which director votes shall be cast.	The Delaware Certificate provides that Election of Directors need not be by written ballet
Articles/Certificate regarding Indemnification	The Nevada Articles of Incorporation include no provision regarding Indemnification.	The Delaware Certificate provides that each person who by reason of being an officer or director of the Company that is made a party to any action (either civil, criminal or administrative) shall be entitled to be indemnified by the Company and held harmless to the full extent allowed under Delaware law.
Articles/Certificate regarding right to	The Nevada Articles of Incorporation include no	The Delaware Certificate provides that any covered

reimbursement for Indemnification	provision regarding reimbursement for Indemnification	party under the Indemnification clause shall be entitled to any expense incurred in their defense. They are deemed to be contracted rights. The Party is entitled to file an action against the Company for failure to reimburse and shall be entitled to recover costs and fees for such an action.
Articles/Certificate regarding compromise arrangement between Company and creditors or stockholders/ Shareholders	The Nevada Articles of Incorporation does not contain a provision regarding a compromise arrangement between shareholders or creditors and the Company.	The Delaware certificate provides that whenever a compromise arrangement between creditors or stockholders is proposed or an application for a receiver is made that if more than ¾ of stockholders approve the compromise or resolution that decision shall be binding on all stockholders (to the extent permitted by law).

General

2. **We were unable to locate your proxy card. Please revise to include it with your next amendment or advise. See Exchange Act Rule 14a-6(a).**

In response to the Staff's/ Special Counsel's comment, we determined that the proxy card was omitted. The proxy card will be included in the Preliminary Proxy Statement on Schedule 14A, Amendment No. 1.

You may contact me at (602) 357-5949 if you have any questions regarding these responses to your comments.

Very truly yours,

Ron Vincent

Ron Vincent
Chief Financial Officer
Crexendo, Inc.